SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)

and (d) and Amendments There to filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GigaMedia Limited

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

Y2711Y104

(CUSIP Number)

16th of November, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. Y2711Y104	Page 2 of 9 Pages

1	Names of reporting person John-Lee Andre Koo
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Republic of China, Taiwan
Number of shares beneficially owned by each reporting person with	5	Sole voting power 10,799,999 shares
	6	Shared voting power 0
	7	Sole dispositive power 10,799,999 shares
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 10,799,999 shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 19.5%
12	Type of reporting person IN

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CUSIP No. Y2711Y104	Page 3 of 9 Pages

1	Names of reporting person Best Method Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 None
12	Type of reporting person CO

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CUSIP No. Y2711Y104	Page 4 of 9 Pages

1	Names of reporting person Champion Allied Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 10,799,999 shares
	7	Sole dispositive power 0
	8	Shared dispositive power 10,799,999 shares
9	Aggregate amount beneficially owned by each reporting person 10,799,999 shares
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 19.5%
12	Type of reporting person CO

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CUSIP No. Y2711Y104	Page 5 of 9 Pages

Item 1(a).	Name of Issuer:

GigaMedia Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8F. No. 22, Land 407, Sec. 2, Tiding Boulevard, Taipei, Taiwan, R.O.C.

Item 2(a).	Name of Persons Filing:

I.	John-Lee Andre Koo

II.	Best Method Limited

III.	Champion Allied Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

I.	No.6-1, Aly. 72, Ln. 114, Sec. 7, Zhongshan N. Rd., Shilin Dist., Taipei City 111, Taiwan, Republic of China

II.	P.O. Box 957, Offshore Incorporations Centre, Road Town. Tortola, British Virgin Islands.

III.	Corporate Registrations Limited of Sea Meadow House, Blackburne Highway (P.O. Box 116), Road Town, Tortola, British Virgin Islands.

Item 2(c).	Citizenship:

I.	Republic of China

II.	British Virgin Islands

III.	British Virgin Islands

Item 2(d).	Title of Class of Securities:

Common Shares, No Par Value

Item 2(e).	CUSIP Number:

Y2711Y104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

I.	(g) ☒ A parent holding company or control person in accordance with Rule §240.13d-1(b)(1)(ii)(G).

II.	Not Applicable.

III.	Not Applicable.

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CUSIP No. Y2711Y104	Page 6 of 9 Pages

Item 4.	Ownership.

I.	(a)	Amount beneficially owned by John-Lee Andre Koo:

10,799,999 shares

	(b)	Percent of class:

19.5%, based on the total number of issued and outstanding shares of GigaMedia reported on its Form 20-F as 55,261,661 shares as of March 31, 2015.

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

10,799,999 shares

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or direct the disposition of:

10,799,999 shares

(iv) Shared power to dispose or direct the disposition of:

0

II.	(a)	Amount beneficially owned by Best Method Limited:

0

	(b)	Percent of class:

0.0%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

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CUSIP No. Y2711Y104	Page 7 of 9 Pages

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of:

0

III.	(a)	Amount beneficially owned Champion Allied Limited:

10,799,999 shares

(b)	Percent of class:

19.5%, based on the total number of issued and outstanding shares of GigaMedia reported on its Form 20-F as 55,261,661 shares as of March 31, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

10,799,999 shares

(iii)	Sole power to dispose or direct the disposition of:

0

(iv)	Shared power to dispose or direct the disposition of:

10,799,999 shares

Champion Allied Limited is wholly-owned by John-Lee Andre Koo. On the 16th of November, 2015, John-Lee Andre Koo transferred his share holding vehicle for shares of GigaMedia Limited from Best Method Limited to Champion Allied Limited.

Item 5.	Ownership of 5 Percent or Less of a Class.

I.	Not Applicable

II.	Best Method Limited has ceased to be the beneficial owner of more than five percent of the common shares of GigaMedia Limited.

III.	Not Applicable

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CUSIP No. Y2711Y104	Page 8 of 9 Pages

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. Y2711Y104	Page 9 of 9 Pages

SIGNATURE

November 16, 2015

JOHN-LEE ANDRE KOO

BY:	/s/ John-Lee Andre Koo
John-Lee Andre Koo

BEST METHOD LIMITED

BY:	/s/ Huang, Hsi-Hui
Huang, Hsi-Hui
Director

CHAMPION ALLIED LIMITED

BY:	/s/ Cheng, Hsiu-Tze
Cheng, Hsiu-Tze
Director